

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 1, 2007

Mr. David E. Grose
Chief Financial Officer
Quest Resource Corporation
9520 N. May Avenue, Suite 300
Oklahoma City, OK 73120

> **Re:** **Quest Resource Corporation**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2006**
> **Filed May 3, 2007**
> **File No. 000-17371**

Dear Mr. Grose:

We have reviewed your Form 10-K/A for the fiscal year ended December 31, 2006, and response, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2006

Financial Data, page 38

1.   We note from your response to comment 3 of our letter dated June 8, 2007, that
        you will correct the financial data table in your MD&A to agree to your
        statements of operations. Please advise us how you intend to revise the financial
        data. It appears to us that the extrapolation of oil and gas sales for 2006 using the
        net production and average sales prices (including the effects of hedging)
        disclosed in the financial data table yields a total of approximately $55.6 million.
        In your response, explain to us whether you intend to revise your disclosures of
        net production and average sales prices, and if not, explain to us why the
        difference exists between the extrapolation and the amount of oil and gas sales
        recorded for 2006.

Financial Statements, page 52

Consolidated Balance Sheets, page F-3

2.   We note from your response to comment 4 of our letter dated June 8, 2007, that
        you have determined that you would reclassify the $20 million of cash that you
        were required to retain as working capital until Quest Midstream had obtained its
        own working capital facility from "restricted cash" to "cash". Please explain to
        us the basis for your determination that classification as cash would be
        appropriate considering that the cash appeared unavailable to you at December
        31, 2006.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Natural Gas and Oil Properties, page F-10

3.   We note from your response to comment 5 of our letter dated June 8, 2007, that
        you did not include unproved properties in your determination of the full cost
        ceiling. Note that Rule 4-10(c)(4)(i)(B) of Regulation S-X requires that the cost
        of properties not being amortized be included in the full cost ceiling. Please
        advise us of the impact on the application of the ceiling test resulting from the
        inclusion of unproved properties, which you do not amortize, in the determination
        of the full cost ceiling, and revise your policy footnote accordingly.

Note 15. Derivatives, page F-31

4.   We note from your response to comment 10 of our letter dated June 8, 2007, that
        you will revise the income statement to reclassify the realized gains and losses on
        non-qualifying cash flow hedges to "Change in derivative fair value". Please tell

us how you intend to apply the guidance in SFAS 154 and AU 420 in making the reclassification.

Engineering Comments

General, page 2

5.   Disclosure appearing under the heading "General" on page 2 of your filing indicates that your reserves have a reserve life index of 20.3 years. This disclosure appears inconsistent with the revised disclosure provided as part of your response to prior comment number 15. Explain to us how you intend to resolve this apparent inconsistency. Note that this comment also applies to any similar disclosure appearing elsewhere in your filing.

Competitive Strengths, page 7

6.   We have read your response to prior comment 15 and the suggested revised disclosure indicating that your average reserve-to-production ratio is 16 years. As your developed reserves are only 94.1 BCFe, your reserve life of these reserves is only 7.65 years assuming they are all producing. To aid investor understanding of the estimated life of your reserves, revise your document to disclose the reserve life of the reserves that are actually producing. Additionally, expand your disclosure to fully explain the timing of the development of your undeveloped reserves.

7.   As your non-producing and undeveloped reserves are by definition non-producing, please explain to us how you estimated their reserve life to be 15 years.

Supplemental Disclosures, page F-34

Natural Gas and Oil Reserve Quantities, page F-36

8.   We have reviewed your response to prior comment 19. Please confirm that your revised document will include the reserve changes for years 2005 and 2006. Please also confirm that you will include appropriate explanations of significant changes in the reserves during these periods. Please see paragraph 11 of SFAS 69.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant